UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-49654
NOTIFICATION OF LATE FILING
CUSIP NUMBER
17276F

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  September 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
CirTran Corporation
Full Name of Registrant
n/a
Former Name if Applicable
4125 South 6000 West
Address of Principal Executive Office (Street and Number)
West Valley City, Utah 84128
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2013, could not be filed because the Company has limited financial resources and personnel and was unable to timely complete and verify its financial statements.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Kruse	801	531-7090
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates that it will report net income (loss) of approximately ($173,806) on revenues of approximately $658,361 for the three months ended September 30, 2013, as compared to a net (loss) of approximately $(546,879) on revenues of $653,127 for the three months ended September 30, 2012.  The Company further estimates that, after net income (loss) attributable to noncontrolling interest of $235,663 and $222,685 for the three months ended September 30, 2013 and 2012, respectively, it will report net income (loss) attributable to CirTran Corporation and subsidiaries of $61,857 and $(324,194) for the three months ended September 30, 2013 and 2012, respectively.

The Company currently estimates that it will report net income (loss) of approximately $1,089,060 on revenues of approximately $2,623,204 for the nine months ended September 30, 2013, as compared to a net (loss) of approximately $(2,540,462) on revenues of $1,587,582 for the nine months ended September 30, 2012.  The Company further estimates that, after net income (loss) attributable to noncontrolling interest of $(601,605) and $492,625 for the nine months ended September 30, 2013 and 2012, respectively, it will report net income (loss) attributable to CirTran Corporation and subsidiaries of $487,455 and $(2,047,837) for the nine months ended September 30, 2013 and 2012, respectively.

The foregoing estimates are preliminary and subject to verification and adjustment.

CirTran Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2013	By	/s/ Iehab Hawatmeh
Iehab Hawatmeh
President